UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission File Number: 1-9894

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

ALLIANT ENERGY CORPORATION 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALLIANT ENERGY CORPORATION
4902 North Biltmore Lane
Madison, Wisconsin 53718

REQUIRED INFORMATION

The following financial statements and schedules of the Alliant Energy Corporation 401(k) Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

Page 1 of 16 pages
Exhibit Index is on page 15

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND 2012

AND FOR THE YEAR ENDED DECEMBER 31, 2013,

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2013, AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Total Compensation Committee and
Participants of the Alliant Energy
Corporation 401(k) Savings Plan
Madison, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Alliant Energy Corporation 401(k) Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
June 20, 2014

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2013	December 31, 2012
Investments (Refer to Notes 7 and 8)	$852,132,955	$717,162,980
Notes receivable from participants	10,736,886	10,972,377
Net assets available for benefits at fair value	862,869,841	728,135,357
Adjustments from fair value to contract value for fully benefit-responsive investment contracts (Refer to Note 2)	(53,456)	(1,536,223)
Net assets available for benefits	$862,816,385	$726,599,134

The accompanying Notes to Financial Statements are an integral part of these statements.

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31,
2013
Net assets available for benefits - beginning of year	$726,599,134
Contributions:
Cash contributions from employees	30,817,073
Cash contributions from employer	19,222,259
Rollovers from other qualified plans	1,811,370
Investment income:
Interest and dividends	16,130,421
Net appreciation in fair value of investments (Refer to Note 7)	129,440,273
Net investment income	145,570,694

Interest income on notes receivable from participants	468,589
Distributions to participants	(61,672,734)
Net increase	136,217,251
Net assets available for benefits - end of year	$862,816,385

The accompanying Notes to Financial Statements are an integral part of this statement.

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 AND 2012 AND
FOR THE YEAR ENDED DECEMBER 31, 2013

(1) DESCRIPTION OF THE PLAN
The Alliant Energy Corporation 401(k) Savings Plan (the Plan) is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (the Code), as amended, and meets the applicable requirements of the Employee Retirement Income Security Act of 1974, as amended. The following brief description of the Plan is provided for general information purposes only. More complete information regarding the Plan is provided in the plan document and summary plan description, which have been made available to all eligible Plan participants (participants). The Plan is administered by the Alliant Energy Corporation Total Compensation Committee (the Committee) and the Plan sponsor is Alliant Energy Corporate Services, Inc. (a direct subsidiary of Alliant Energy Corporation). The Committee reserves the right to terminate, amend or modify the Plan if future conditions warrant such action.

Any regular employee of Alliant Energy Corporation and its participating subsidiaries (the Company) age 18 and over may participate in the Plan. Regular full-time employees and regular part-time employees customarily scheduled to work at least half-time may participate immediately following 30 days of service. Part-time employees customarily scheduled to work less than half-time may participate after 12 months of service during which he or she has earned at least 1,000 paid hours. An initial automatic 3% pre-tax employee contribution rate is applied to newly hired employees, unless the employee makes a contrary election within 30 days of their hire date.

An Employee Stock Ownership Plan is in place within the Plan. Under these provisions, participants have the option to elect to receive cash for any dividends paid on Company common stock within the Plan or to have the dividends reinvested in additional shares based on the current market price.

The Company provides matching contributions of $0.50 for each $1 contributed by the participant up to the first 8% of each respective participant’s eligible compensation. In addition, the Company provides a contribution into each active employee’s 401(k) account each pay period based on a percentage of their base pay (non-elective Company cash contribution) as follows:

Age Plus Years of Service	Company Contribution
< 49	4%
50 - 69	5%
70+	6%

Company matching contributions and the non-elective Company cash contributions are invested at each participant’s discretion. Participants may subsequently re-designate the distribution of future contributions or transfer existing balances between investment funds on a daily basis, subject to the limits set forth in the Plan.

An “additional” Company contribution is contributed to the accounts of active participants, as of the last day of the Plan year, who contributed at least the maximum level of their compensation eligible to be matched by the Company and did not receive the maximum level of Company matching contributions based on their contributions during the Plan year. The amount of the “additional” Company contribution is the difference between the maximum level of Company matching contributions based on the participants contributions during the Plan year and the amount of Company matching contributions previously received by the participant during the Plan year.

There are certain exceptions to the Company matching contributions and non-elective Company cash contributions described above for bargaining unit employees. These exceptions are dependent on the bargaining unit in which the employee participates and the employee’s date of hire. These exceptions include certain employees being ineligible for the non-elective Company cash contribution and the Company matching contribution being limited to $0.50 for each $1 contributed by the participant up to the first 6% of each respective participant’s eligible compensation. In addition, certain bargaining unit employees were eligible for an additional Company contribution of 1% of their respective eligible compensation (1% Company contribution), which was invested according to the participant’s discretion as a cash contribution. The 1% Company contribution ended on August 31, 2013.

Employee contribution limits for 2013 were as follows:

Eligible employee annual contribution limit as a percentage of compensation	50%
Maximum annual contribution limit (a)	$17,500

(a)
Participants who were at least age 50 by December 31, 2013 were eligible to make additional catch-up contributions of up to $5,500 in 2013. These additional catch-up contributions were not eligible for any Company match.

Participants are immediately vested in their respective employee and employer contributions, except for the non-elective Company cash contribution which is subject to a three year cliff vesting schedule for all new hires. At December 31, 2013 and 2012, forfeited nonvested accounts totaled $28,372 and $26,537, respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2013, employer contributions were reduced by $125,974 from forfeited nonvested accounts.

Contributions under the Plan are held and invested, until distribution, in a Trust Fund maintained by J.P. Morgan Retirement Plan Services LLC (the Trustee or JPMorgan). Individual accounts are maintained by the Trustee for each participant. Each participant’s account is credited with the participant’s contributions, Company contributions, and an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

The Plan has provisions under which participants who are active employees may take loans up to the lesser of $50,000 or 50% of their total account balance (a $1,000 minimum loan amount and a maximum of three loans for each participant also apply). The Committee determines the loan interest rate pursuant to the Plan. Interest rates on participant loans outstanding ranged from 4.25% to 10.50% at both December 31, 2013 and 2012. Principal and interest are repaid bi-weekly through employee payroll deductions.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) Basis of Accounting - The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

(b) Accounting for Fully Benefit-Responsive Contracts - In accordance with Financial Accounting Standards Board authoritative guidance, which defines reporting of fully benefit-responsive contracts held by defined-contribution pension plans, the statements of net assets available for benefits present investments at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. Certain events, such as a Plan termination or merger, initiated by the Plan sponsor, may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The Committee believes the likelihood of events occurring that may limit the ability of the Plan to transact at less than contract value is less than probable.

(c) Valuation of Investments and Income Recognition - The Plan’s investments are stated at fair value. All guaranteed investment contracts held by the Plan are fully benefit-responsive contracts and at December 31, 2013 and 2012 all were synthetic. The synthetic guaranteed investment contracts are comprised of investments in common collective trusts and other fixed income securities owned by the Plan and an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around the fixed income portfolio to guarantee a specific interest rate. The contract value of all guaranteed investment contract investments was $73,767,798 and $72,344,936 at December 31, 2013 and 2012, respectively. The approximate fair value of these investments was $73,821,254 and $73,881,159 at December 31, 2013 and 2012, respectively, based on the fair value of the underlying assets. The weighted average yields for the guaranteed investment contracts based on annualized earnings on December 31, 2013 and 2012 were 1.41% and 1.24%, respectively. The weighted average yields for the guaranteed investment contracts based on the interest rate credited to participants on December 31, 2013 and 2012 were 1.67% and 2.00%, respectively. All other Plan investments are carried at fair value as determined by quoted market prices or the net asset value (NAV) of shares held by the Plan on the valuation date. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Investment transactions are recorded on the trade date.

(d) Net Appreciation in Fair Value of Investments - Net realized and unrealized appreciation is recorded in the accompanying statement of changes in net assets available for benefits as “Net appreciation in fair value of investments.”

(e) Notes Receivable from Participants - Participant loans are carried at their unpaid principal balance, plus any accrued but unpaid interest.

(f) Payment of Benefits - Benefit payments to participants are recorded when paid.

(g) Expenses - All expenses paid through the Plan are recorded with investment earnings (losses) in the accompanying statement of changes in net assets available for benefits. Recordkeeping fees are reported separate from investment earnings on JPMorgan individual participant statements and are paid by the Plan participants. Investment management fees are paid from investment earnings prior to crediting earnings to the individual participant account balances, but can be identified in the investment fund information supplied to participants from JPMorgan. Certain other Plan administrative expenses are absorbed by the Company. Expenses incurred in maintaining Self-Managed Brokerage Accounts are the responsibility of the respective Plan participants.

(h) Use of Estimates - The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(i) Risk and Uncertainties - The Plan invests in various investments, including registered investment companies, common/collective trusts, common stock of the Company and synthetic investment contracts. The Plan also offers a Self-Managed Brokerage Account option which allows participants to invest in a wide range of mutual funds. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments may occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

(3) TAX STATUS
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated April 17, 2014, that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since applying for and receiving the determination letter. The Committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress. The Committee believes the Plan is no longer subject to income tax examinations for years prior to 2010.

(4) PLAN TERMINATION PROVISIONS
Upon termination of the Plan in its entirety, each participant is entitled to receive, in accordance with the terms of the Plan, the entire balance in their account. The Company has no intention to terminate the Plan.

(5) WITHDRAWALS AND DISTRIBUTIONS
Withdrawals from participants’ account balances are allowed when participants who are actively employed reach age 59-1/2. Withdrawals are also allowed due to special “hardship” circumstances. Distributions from the Plan will be made upon termination of employment (by retirement, death, disability or otherwise) if the participant’s account balance is less than $5,000. Beneficiaries of deceased employees can remain in the Plan. If a withdrawing participant’s account balance exceeds $1,000 but is less than $5,000, and the participant does not make an election to either have the account paid as a direct rollover or as a cash payment, the distribution will be paid as a direct rollover to an individual retirement account established at the Trustee. If a withdrawing participant’s account balance exceeds $5,000, the participant may elect to defer payment until he or she is age 70-1/2. Distributions can be either in the form of a lump sum, partial distribution or substantially equal annual installments. The unpaid portion of all loans made to the participant, including accrued interest, will be deducted from the amount of the participant account to be distributed. Distributions payable to participants at December 31, 2013 and 2012 were $0. Distributions payable are not included as a liability within net assets available for benefits in the accompanying financial statements, however, they are recorded as liabilities in the Plan’s Form 5500.

(6) DERIVATIVE FINANCIAL INSTRUMENTS
The Plan did not invest in derivative financial instruments during 2013 and 2012.

(7) INVESTMENT INFORMATION
Investments held which were greater than 5% of the Plan’s net assets available for benefits as of December 31 were as follows:

	2013	2012
State Street Global Advisors S&P 500 Index Fund, 3,894,465 and 3,789,605 class N shares, respectively	$147,537,920	$108,466,083
American Funds EuroPacific Growth Fund, 2,305,608 and 2,066,214 class R6 shares, respectively	113,043,978	85,086,681
Alliant Energy Corporation common stock, 1,888,580 shares and 2,061,529 shares, respectively (a)	97,450,725	90,521,754
Winslow Large Cap Growth Fund, 2,881,005 and 3,323,027 class I shares, respectively	89,858,534	75,698,550
Dodge & Cox Stock Fund, 496,787 and 477,078 shares, respectively	83,892,468	58,155,843
JPMorgan Intermediate Bond Fund, 5,006,847 and 4,748,331 shares, respectively (a)	73,800,920	69,942,913
PIMCO Total Return Fund, 6,199,534 and 6,539,427 class I shares, respectively	66,273,020	73,503,164
State Street Global Advisors U.S. Bond Market Index Fund, 4,932,711 and 4,605,653 class C shares, respectively	61,239,602	58,404,289

(a)	Represents party known to be a party-in-interest to the Plan.

During 2013, the Plan’s investments, including gains and losses on investments acquired and disposed of, as well as held during the year, appreciated (depreciated) in value as follows:

State Street Global Advisors S&P 500 Index Fund	$35,864,963
Winslow Large Cap Growth Fund	25,367,210
Dodge & Cox Stock Fund	22,865,312
American Funds EuroPacific Growth Fund	17,334,945
Alliant Energy Corporation common stock (a)	15,627,228
Buffalo Small Cap Fund	9,305,952
Wellington Mid Cap Growth Fund	5,558,302
Columbia Multi-Advisor Small Cap Value Fund	2,771,651
Perkins Mid Cap Value Fund	1,219,370
Self-Managed Brokerage Accounts	205,984
Vanguard Inflation-Protected Securities Fund	(182,274)
State Street Global Advisors U.S. Bond Market Index Fund	(1,270,433)
Aberdeen Emerging Markets Fund	(1,595,387)
PIMCO Total Return Fund	(3,632,550)
Net appreciation in fair value of investments	$129,440,273

(a)	Represents party known to be a party-in-interest to the Plan.

(8) FAIR VALUE MEASUREMENTS
Valuation Hierarchy and Techniques - Fair value measurement accounting establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy and a description of the Plan’s assets and valuation techniques for each are as follows:

Level 1 - Pricing inputs are quoted prices available in active markets for identical assets or liabilities as of the reporting date. Level 1 Plan assets include investments in registered investment companies and common stocks and are valued at the closing price reported in the active market in which the individual securities are traded. Assets of participant-directed brokerage accounts at December 31, 2013 and 2012 were limited to investments in registered investment companies.

Level 2 - Pricing inputs are quoted prices for similar asset or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 2 Plan assets include investments in common/collective trusts, which are valued at the NAV of shares held by the Plan which is based on the fair market value of the underlying investments of the common/collective trusts. The common/collective trusts underlying assets primarily consist of traded securities that have a variety of investment strategies including domestic and international equity and fixed income funds.

Level 3 - Pricing inputs are unobservable inputs for assets or liabilities for which little or no market data exist and require significant management judgment or estimation. Level 3 Plan assets include synthetic guaranteed investment contract wrappers. The fair value of synthetic guaranteed investment contract wrappers are calculated using a replacement cost methodology based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. The difference between the present value of the replacement cost and the present value of the actual cost represents the fair value of the synthetic guaranteed investment contract wrappers. The fair value of all synthetic guaranteed investment contract wrappers was $20,331 and $21,833 at December 31, 2013 and 2012, respectively.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Fair Value Measurements - Items subject to fair value measurements disclosure requirements at December 31, 2013 and 2012 were as follows:

	Fair Value Measurements	Level 1	Level 2	Level 3
Assets at December 31, 2013:
Registered investment companies:
U.S. large cap value	$83,892,468	$83,892,468	$—	$—
U.S. mid cap value	16,830,431	16,830,431	—	—
U.S. small cap value	16,567,940	16,567,940	—	—
U.S. small cap growth	40,539,357	40,539,357	—	—
International - developed markets	113,043,978	113,043,978	—	—
International - emerging markets	16,518,113	16,518,113	—	—
Fixed income funds	67,924,585	67,924,585	—	—
Common/collective trusts:
U.S. large cap growth	89,858,534	—	89,858,534	—
U.S. large cap core	147,537,920	—	147,537,920	—
U.S. mid cap growth	17,858,321	—	17,858,321	—
Fixed income funds	135,040,522	—	135,040,522	—
Liquidity funds	4,952,306	—	4,952,306	—
Common stocks	97,450,725	97,450,725	—	—
Participant-directed brokerage accounts	4,097,424	4,097,424	—	—
Synthetic guaranteed investment contract wrappers	20,331	—	—	20,331
Total assets at fair value	$852,132,955	$456,865,021	$395,247,603	$20,331

	Fair Value Measurements	Level 1	Level 2	Level 3
Assets at December 31, 2012:
Registered investment companies:
U.S. large cap value	$58,155,843	$58,155,843	$—	$—
U.S. mid cap value	12,659,411	12,659,411	—	—
U.S. small cap value	12,019,558	12,019,558	—	—
U.S. small cap growth	28,409,105	28,409,105	—	—
International - developed markets	85,086,681	85,086,681	—	—
International - emerging markets	17,883,510	17,883,510	—	—
Fixed income funds	74,780,999	74,780,999	—	—
Common/collective trusts:
U.S. large cap growth	75,698,550	—	75,698,550	—
U.S. large cap core	108,466,083	—	108,466,083	—
U.S. mid cap growth	11,411,049	—	11,411,049	—
Fixed income funds	132,263,559	—	132,263,559	—
Liquidity funds	6,517,407	—	6,517,407	—
Common stocks	90,521,754	90,521,754	—	—
Participant-directed brokerage accounts	3,267,638	3,267,638	—	—
Synthetic guaranteed investment contract wrappers	21,833	—	—	21,833
Total assets at fair value	$717,162,980	$382,784,499	$334,356,648	$21,833

Additional information for the Plan’s fair value measurements using significant unobservable inputs (Level 3 inputs) for 2013 was as follows:

Synthetic Guaranteed
Investment Contract Wrappers
Beginning balance, January 1, 2013	$21,833
Unrealized losses relating to instruments still held at December 31, 2013	(1,502)
Ending balance, December 31, 2013	$20,331
The amount of total net losses for the period attributable to the change in unrealized losses relating to assets still held at December 31, 2013	($1,502)

(9) RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of common trust funds managed by an affiliate of the Trustee and shares of common stock of the Company. As of December 31, 2013 and 2012, the Plan held 1,888,580 and 2,061,529 shares of Alliant Energy Corporation common stock with a cost basis of $62,872,861 and $65,547,951, respectively. In 2013 and 2012, the Plan recorded dividend income of $3,715,776 and $3,828,324, respectively, from investments in common stock of the Company. These transactions qualify as exempt party-in-interest transactions.

(10) RECONCILIATION TO FORM 5500
Net assets available for benefits in the accompanying financial statements report fully benefit-responsive investment contracts at contract value, however, the contracts are recorded at fair value in the Plan’s Form 5500. If applicable, distributions payable to participants are not included as a liability within net assets available for benefits in the accompanying financial statements, however, they are recorded as liabilities in the Plan’s Form 5500. The following table reconciles net assets available for benefits per the financial statements to the Plan’s Form 5500 as filed by the Company:

	2013	2012
Net assets available for benefits per financial statements	$862,816,385	$726,599,134
Adjustments:
Fair value to contract value for fully benefit-responsive investment contracts	53,456	1,536,223
Deemed distributions of participant loans	(131,016)	(94,789)
Amounts reported per Form 5500	$862,738,825	$728,040,568

The following table reconciles the net increase in net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for 2013:

Net increase
Amounts reported per financial statements	$136,217,251
Adjustments:
Changes in adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,482,767)
Deemed distributions of participant loans during 2013	(36,227)
Amounts reported per Form 5500	$134,698,257

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013

Identity of issue, borrower,	Description of investment including maturity date,
lessor, or similar party	rate of interest, collateral, par or maturity value	Cost (a)	Current Value
Registered Investment Companies	American Funds EuroPacific Growth Fund, 2,305,608 class R6 shares		$113,043,978
	Dodge & Cox Stock Fund, 496,787 shares		83,892,468
	PIMCO Total Return Fund, 6,199,534 class I shares		66,273,020
	Buffalo Small Cap Fund, 1,086,264 shares		40,539,357
	Perkins Mid Cap Value Fund, 720,789 class N shares		16,830,431
	Columbia Multi-Advisor Small Cap Value Fund, 2,110,566 class R5 shares		16,567,940
	Aberdeen Emerging Markets Fund, 1,141,542 Institutional shares		16,518,113
	Vanguard Inflation-Protected Securities Fund, 64,844 Admiral shares		1,651,565
Common/Collective Trusts	State Street Global Advisors S&P 500 Index Fund, 3,894,465 class N shares		147,537,920
	Winslow Large Cap Growth Fund, 2,881,005 class I shares		89,858,534
	JPMorgan Intermediate Bond Fund (b), 5,006,847 shares		73,800,920
	State Street Global Advisors U.S. Bond Market Index Fund, 4,932,711 class C shares		61,239,602
	Wellington Mid Cap Growth Fund, 963,752 shares		17,858,321
	JPMorgan Liquidity Fund (b), 4,952,306 shares		4,952,306
Corporate Stocks: Common	Alliant Energy Corporation common stock (b), 1,888,580 shares		97,450,725
Investment Contracts	Transamerica (formerly known as Aegon), 1.36%
	Synthetic Guaranteed Investment Contract Wrapper		20,331
	State Street Bank, 1.92%
	Synthetic Guaranteed Investment Contract Wrapper		—
	ING, 2.02%
	Synthetic Guaranteed Investment Contract Wrapper		—
Participant-Directed Brokerage Accounts	Self-Managed Brokerage Accounts		4,097,424
Participant Promissory Notes (b)	Maximum allowable loan per participant - $50,000
	Various interest rates - 4.25% to 10.50%
	Primarily maturing within 5 years		10,736,886
			$862,869,841

(a)	Cost value is not required to be disclosed for participant-directed investments.

(b)	Represents party known to be a party-in-interest to the Alliant Energy Corporation 401(k) Savings Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Total Compensation Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 20th day of June 2014.

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

/s/ Wayne A. Reschke
Wayne A. Reschke

The foregoing person is a Vice President
of Alliant Energy Corporation and
Alliant Energy Corporate Services, Inc., and the
Chairperson of the Alliant Energy Corporation
Total Compensation Committee.

EXHIBIT INDEX TO ANNUAL REPORT ON FORM 11-K

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

FOR THE YEAR ENDED DECEMBER 31, 2013

Exhibit No.	Exhibit	Page Number in Sequentially Numbered Form 11-K
23	Consent of Independent Registered Public Accounting Firm	16